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[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 22, 2009

BY HAND AND EDGAR

Ms. Sonia G. Barros
Ms. Stacie D. Gorman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:
  Western Asset Mortgage Capital Corporation
  Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

        Further to the conversation between Ms. Gorman and Bethany M. Haynes of this firm on September 21, 2009, and on behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the "Company"), enclosed is a copy of pages 132 through 138 and pages A-1 through A-16 of the above-referenced Registration Statement (the "Registration Statement"), marked to show changes from the Registration Statement on Form S-11 filed with the Commission on September 2, 2009.

        The changes reflected in the enclosed pages include those made in response to the comments (the "Comments") of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter of September 15, 2009 (the "Comment Letter"). The enclosed pages also include other changes that are intended to update, clarify and render more complete the information contained therein.

        In particular, we also draw your attention to Table II for each of the Guide 5 funds on pages A-2, A-5, A-8, A-11 and A-14. We have revised the line item "Dollar amount of cash generated from operations before deducting payments to sponsor" to read "Realized net investment income generated from operations before deducting payments to sponsor." The presentation of this line item was revised because the operations of the underlying funds are measured on an accrual basis rather than on a cash basis. Such presentation is consistent with the financial statements of the underlying funds. As a result, we think this description is more accurate, as the number corresponding to this line item includes accrued income from operations in addition to cash.

        Set forth below are the Comments and each of the Company's responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General Comments

1.
We note that you have not included a price range. Please amend your disclosure to include a bona fide estimate of the price range for the securities and ensure that you provide all of the additional disclosure that is based on this price range.

        In response to the Staff's comment, we have revised the prospectus to add disclosure that is based on a proposed offering price and the number of shares being offered.

2.
Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority ("FINRA") or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

        We confirm that a copy of the letter from FINRA confirming that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements has been separately provided to the Staff.

Historical Performance of Our Manager's Investments...Page 132

3.
We note your response to comment 1 of our letter dated, August 28, 2009. On pages 132 and 133 you have described portfolios that "may have a material allocation to real estate or real estate-related assets, including our target assets, but are not focused primarily on real estate or real estate-related assets." It appears that you have concluded that those portfolios described on pages 132 and 133 are not "programs" within the meaning of Guide 5. Please note that Guide 5 requires you to include as programs those that "have invested primarily in real estate, regardless of the investment objectives of the programs." Please confirm to us that the portfolios described on pages 132 and 133 have not invested primarily in real estate, regardless of the "focus" or "investment objectives" of the portfolios. Please also revise your narrative disclosure of the "programs" on page 134 to provide all of the disclosure required by Item 8.A of Guide 5 in the format required by this item. By way of example, for your five portfolios that you deem to be "programs", please provide the total amount of money raised as required by Item 8.A.1(c) of Guide 5. Please review and respond to all of items required in the narrative summary of Item 8.A. of Guide 5.

        In response to the Staff's comment, the Company confirms that the portfolios described on pages 132 to 134 are not "programs" within the meaning of Guide 5 as they have not invested primarily in real estate or real estate-related assets. The disclosure on page 132 has been revised to this effect.

        The Company respectfully submits that the disclosure required by Item 8.A of Guide 5 that is not included in the prospectus is not applicable to the "programs" described therein. For the convenience of the Staff, the specific items required by Item 8.A of Guide 5 are set forth below along with an explanation as to the reason for not including certain items:

        Item 8.A.1(a) [the number of programs sponsored]:    The number of programs sponsored is disclosed on page 134 of the prospectus.

        Item 8.A.1(b) [the total amount of money raised from investors]:    Comparable disclosure on the amount of assets under management in the programs is provided in the prospectus. Because these programs are open end vehicles and investors may invest or redeem their investment on a daily basis, disclosure of the total amount of money raised would be misleading to investors, as it would vastly overstate the amount managed by the Company's external manager, Western Asset Management Company ("Western Asset"), on a day-to-day basis. Instead, the number typically disclosed with regard to an investment manager's experience and track record is assets under management, or the total assets of each program. This number has been provided on pages 134 to 137 for each of the five programs discussed in the prospectus.

        Item 8.A.1(c) [the total number of investors]:    Many of the investors in the programs invest through streetname, brokerage and other omnibus accounts, and as a result we cannot determine the exact number of investors in the programs. Moreover, because the programs are open ended, the number of investors fluctuates. Providing the total number of investors would be misleading to investors, particularly in the case of the mutual funds (the Legg Mason Partners Government Securities Fund, the Smash Series M Fund, and the Legg Mason Partners Variable Government Portfolio), which are or were open to retail investors.

        Item 8.A.1(d)-(h) [provisions related to actual real estate]:    We disclose on page 134 of the prospectus that the programs invest in real estate related securities (and not actual properties). We describe generally what these securities are and provide a break down of the fund's assets between non-Agency RMBS, Agency RMBS, ABS and CMBS.

        Item 8.A.2 [major adverse business development or conditions experienced by prior programs]:    The disclosure on page 134 has been revised to include a discussion of those major adverse business developments or conditions experienced by programs that would be material to investors.

        Item 8.A.3 [undertaking]:    As noted in our letter to the Commission dated September 2, 2009, the undertaking required by Item 8.A.4 of Guide 5 does not apply to the Registration Statement as neither the Smash Series M Fund nor the Legg Mason Partners Government Securities Fund, the two funds currently managed by Western Asset that are open end mutual funds registered under the Investment Company Act of 1940, as amended, files Annual Reports on Form 10-K with the Commission.

        Item 8.A.4 [summary of acquisitions of properties as set forth in Table VI]:    The disclosure required by Item 8.A.4 of Guide 5 does not apply to the offering. As previously addressed in our letter to the Commission dated August 14, 2009, the Company has advised us that no program sponsored by Western Asset with similar investment objectives to the Company has disposed or acquired, respectively, properties in the most recent three years. Instead, as noted above, the real estate funds invest primarily in non-real property real estate assets, including non-Agency RMBS, Agency RMBS, CMBS and ABS, in addition to a variety of other security types.

4.
We note your response to comment 2 of our letter dated August 28, 2009 as it relates to three separate accounts managed on behalf of private institutional clients. Please provide us additional analysis as to the discretion each separate account investor did or may exercise over the investments in each account. Please also revise your disclosure on page 134 to clarify that of the eight portfolios that primarily invest in your target assets, three are separate accounts managed on behalf of private institutional clients.

        Further to our response to comment 2 in the letter from the Staff dated August 28, 2009, in addition to having the discretion to decide when to commence trading, when to add to or withdraw funds from its separate account, and when to terminate the account relationship, each separate account investor also engages with the account managers in discussing the design of the account, including issues such as permitted investments, desired return and risk tolerance profiles. As stated previously, we do not believe that the three portfolios that are separate accounts come within the purview of Guide 5 because Western Asset does not retain sole decision-making authority over these separate investment accounts.

        In response to the Staff's comment, the disclosure on page 134 has been revised to clarify that of the eight portfolios that primarily invest or invested in the Company's target assets, three are separate accounts managed on behalf of private institutional clients.

5.
We note your response to comment 3 of our letter dated, August 28, 2009. Please disclose the expense borne by Western Asset or Legg Mason in Table I.

        In response to the Staff's comment, Table I for the Smash Series M Fund on page A-7 of Appendix I has been revised to reflect the expenses incurred by Legg Mason in connection with the organization of this fund. Each of the Western Asset Mortgage Backed Securities Portfolio, LLC, and the Western Asset Opportunistic Structured Securities Portfolio, LLC, bore its own organizational expenses.

6.
We note your response to comment 5 of our letter dated, August 28, 2009 and your inclusion of Table IV for the LMP Variable Government Fund. Please explain to us or revise your disclosure in the Table to explain why most of the items are not applicable. For example, please explain why there was no return of capital when the mutual fund was redeemed.

        The Legg Mason Partners Variable Government Portfolio (the "LMP Variable Government Fund") was an open-ended mutual fund that closed on May 1, 2008. Certain line items required by Table IV are not applicable to mutual funds and, therefore, in response to the Staff's comment and to avoid confusing potential investors in the offering, the Company has omitted those line items from Table IV. Set forth below are the line items that are being omitted from the Company's revised Table IV for the LMP Variable Government Fund, and the reasons therefor.

Guide 5 Line Item	Commentary
Ordinary income (loss) from recapture	Omitted—these line items are not applicable because the LMP Variable Government Fund did not invest in real property. The LMP Variable Government Fund received interest income and had gains/(losses) for investing in fixed income securities during the periods reported. It would not have had any depreciation recapture to report.
"Deferred gain Capital Ordinary"	Omitted—these line items are not applicable because the tax rules that required the LMP Variable Government Fund to distribute income each year meant that the fund did not defer gains.
"Cash distribution to investors source (on GAAP basis)" "Return of Capital"

Omitted—this line item was omitted because the term "return of capital" in a mutual fund context refers to the tax return of capital to shareholders, of which there was none for the LMP Variable Government Fund. Inclusion of this line item may be confusing and would not be meaningful to investors.

"Source (on cash basis) Sales Refinancing Operation Other"	Omitted—these line items were omitted because the LMP Variable Government Fund only reported income on a GAAP basis, and therefore is not able to report cash distribution sources on a cash basis.

        In addition to the responses to the comment letter dated September 15, 2009 set forth above, we have revised the response to comment 9 in the comment letter dated August 10, 2009 and have set forth the revised response below for the Staff's consideration:

Note 2—Formation of the Company and Initial Public Offering, page F-4

9.
We have read and considered your response to comment 29. We will continue to monitor your filing for the inclusion of terms of the management agreement with Western Asset Management Company within your footnotes of the financial statements.

        In response to the Staff's comment, we respectfully submit that the management agreement between the Company and Western Asset will not be executed until the closing of the offering and it is therefore not appropriate to include disclosure of and accounting for key provisions of such agreement in the footnotes to the financial statements.

* * * * *

        Please contact the undersigned at (212) 735-3574 or Bethany M. Haynes at (212) 735-3868 should you require further information or have any questions.

Very truly yours,
/s/ David J. Goldschmidt David J. Goldschmidt, Esq.
cc:
Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.
Clifford Chance US LLP
31 West 52 Street
New York, New York 10019

Licensing

        The management agreement will include terms governing our use of the "Western Asset" name and logo.

Grants of Equity Compensation to Our Manager, Its Personnel and Affiliates and to Our Officers and Directors

        Under our equity incentive plans, the plan administrator is authorized to approve grants of equity-based awards to our Manager and to our officers and directors. Future equity awards may be made to our officers or directors and to our Manager under our equity incentive plans. See "Management—Equity Incentive Plans."

Historical Performance of Our Manager's Investments in Our Target Assets

        Our Manager has been an active investor in non-Agency RMBS, CMBS and ABS since the inception of those markets through several housing and credit cycles and has utilized Agency RMBS as a vital component within its investment strategy since its inception in 1971. As of June 30, 2009, our Manager had a total of $66.1 billion in assets under management in the asset classes corresponding to our target assets, of which $18.5 billion was invested in non-Agency RMBS, $3.2 billion in CMBS, $2.0 billion in ABS and $41.5 billion in Agency RMBS.

        Our Manager manages these assets using a range of strategies and investment vehicles, including collateralized debt obligations, mutual and private funds, private commingled vehicles and separately managed accounts. Most of these assets are managed in broad market portfolios that may have a material allocation to real estate or real estate-related assets, including our target assets, but have not invested primarily in real estate or real estate-related assets. Our Manager's broad market strategies that have exposure to our target assets but do not invest primarily in real estate or real estate-related assets include:

  •
  US Core:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk. As of June 30, 2009, US Core portfolios had exposure to Agency RMBS, corporate debt rated as investment grade, or investment grade corporates, corporate debt rated as below investment grade, or high yield securities, securities issued by the U.S. Department of the Treasury, debt issued by an agency of the U.S. government, CMBS, ABS, cash and money market securities. As of June 30, 2009, our Manager managed approximately $12.0 billion of our target assets in 82 US Core portfolios, which include mutual funds, private commingled vehicles and separate accounts.

  •
  US Core Full:  These portfolios use diversified strategies and cover all sectors of the fixed-income market in seeking to add value while minimizing risk. As of June 30, 2009, US Core Full portfolios invested in Agency RMBS; investment grade corporates; securities issued by the U.S. Department of the Treasury; debt issued by an agency of the U.S. Government; CMBS; ABS; high yield securities; securities issued in denominations other than U.S. dollars, or non-dollar securities; securities issued by companies or sovereigns in emerging markets, or emerging markets securities; and cash and money market securities. As of June 30, 2009, our Manager managed approximately $38.9 billion of our target assets in 235 US Core Full portfolios, which include mutual funds, private commingled vehicles and separate accounts.

  •
  US Enhanced Cash:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk. As of June 30, 2009, US Enhanced Cash portfolios invested in Agency RMBS, investment grade corporates, debt issued by an agency of the U.S. Government, CMBS, ABS, high yield securities, non-dollar securities, cash and money market securities. As of June 30, 2009, our Manager managed approximately $3.5 billion of our target assets in 33 US Enhanced Cash portfolios, which include mutual funds, private commingled vehicles and separate accounts.

  •
  US Index Plus:  These portfolios use a synthetic index component that provides exposure to the equity benchmark through the use of derivatives, and a short duration component that employs a long term value-oriented approach utilizing diversified strategies and covering all sectors of the fixed-income market in an attempt to add value while minimizing risk. As of June 30, 2009, US Index Plus portfolios invested in Agency RMBS, investment grade corporates, debt issued by an agency of the U.S. Government, ABS, high yield securities and cash and money market securities. As of June 30, 2009, our Manager managed approximately $1.8 billion of our target assets in 25 US Index Plus accounts, including private commingled vehicles and separate accounts.

  •
  US Intermediate:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk. As of June 30, 2009, US Intermediate portfolios invested in Agency RMBS, investment grade corporates, securities issued by the U.S. Department of the Treasury, debt issued by an agency of the U.S. Government, ABS, high yield securities, cash and money market securities. As of June 30, 2009, our Manager managed approximately $1.5 billion of our target assets in 41 US Intermediate portfolios, which include mutual funds, private commingled vehicles and separate accounts.

  •
  US Limited Duration:  These portfolios use diversified strategies and cover all investment-grade sectors of the fixed-income market in seeking to add value while minimizing risk. As of June 30, 2009, US Limited Duration portfolios invested in Agency RMBS, investment grade corporates, securities issued by the U.S. Department of the Treasury, debt issued by an agency of the U.S. Government, CMBS, ABS, high yield securities, non-dollar securities and cash and money market securities. As of June 30, 2009, our Manager managed approximately $1.3 billion in 23 US Limited Duration portfolios, which include mutual funds, private commingled vehicles and separate accounts.

  •
  Absolute Return:  These portfolios employ an actively managed, diversified fixed-income strategy. Portfolio construction is based on our Manager's fundamental view of the fixed-income markets and is independent of broad market benchmarks. Portfolios in the Absolute Return strategy may opportunistically utilize investments in high yield, emerging markets and non-dollar securities. As of June 30, 2009, Absolute Return portfolios invested in Agency RMBS, investment grade corporates, debt issued by an agency of the U.S. Government, ABS, high yield securities, non-dollar securities, emerging markets securities and cash and money market securities. As of June 30, 2009, our Manager managed approximately $1.8 billion in seven Absolute Return portfolios, which include mutual funds, private commingled vehicles and separate accounts.

  •
  Global Core Full:  These portfolios use diversified strategies and cover all sectors of the fixed-income market in seeking to add value while minimizing risk. As of June 30, 2009, Global Core Full portfolios invested in Agency RMBS, investment grade corporates, debt issued by a foreign government, debt issued by an agency of the U.S. Government, ABS, high yield securities, non-dollar securities and cash and money market securities. As of June 30, 2009, our Manager managed approximately $1.4 billion of our target assets in 23 Global Core Full accounts, including mutual funds, private commingled vehicles and separate accounts.

        Our Manager also manages a number of portfolios in strategies that do invest primarily in real estate or real estate-related assets, including our target assets. These portfolios include mutual funds, private commingled investment vehicles and separate accounts. Our Manager began managing its first portfolio that invests primarily in our target assets in December 2004. Since that time, our Manager has managed from $51 million to $15.8 billion in up to eight portfolios that primarily invest in our target assets. Of these eight portfolios, three have been separate accounts managed on behalf of private institutional clients, two of which are currently active. As of June 30, 2009, our Manager managed approximately $5.4 billion in six portfolios that invest primarily in our target assets. Four of these portfolios are commingled investment vehicles, with two being private investment vehicles and two being registered mutual funds, and the other two portfolios are separate accounts managed on behalf of private institutional clients. The commingled investment vehicles are as follows: Western Asset Mortgage Backed Securities Portfolio, LLC, or the MBS Fund, the Western Asset Opportunistic Structured Securities Portfolio, LLC, or the Structured Securities Fund, the Smash Series M Fund, or the Smash Fund, and the Legg Mason Partners Government Securities Fund, or the LMP Government Fund. Of the two additional portfolios which our Manager no longer manages, one was a separate account managed on behalf of a private client, and the second was a registered mutual fund, the Legg Mason Partners Variable Government Portfolio, or the LMP Variable Government Fund. Additional disclosure on the MBS Fund, the Structured Securities Fund, the Smash Fund, the LMP Government Fund and the LMP Variable Government Fund is provided below.

        The economic downturn and the disruption of the financial markets over the last two years have had a negative impact on the prices of structured products, particularly non-Agency RMBS. Declining home prices and higher unemployment rates have caused default and loss rates to rise much higher than projected at the time of issuance of these securities. The loss of financing, downgrades, and risk aversion have caused many holders to sell these securities at distressed levels, putting additional pressure on prices. These market impacts have adversely affected the prices of structured product holdings in portfolios managed by our Manager.

        There are significant differences between our investment policies and the investment policies of the portfolios discussed below. Accordingly, the performance of these portfolios is not necessarily indicative of our potential performance.

        The MBS Fund.    The MBS Fund is a private investment vehicle organized as a Delaware limited liability company. Our Manager has managed the MBS Fund since the MBS Fund's inception on December 2, 2004. At June 30, 2009, the MBS Fund had total assets of approximately $3.4 billion. The MBS Fund invests primarily in RMBS with an emphasis on Agency RMBS. At June 30, 2009, approximately 84% of the MBS Fund was composed of Agency RMBS. The MBS Fund may also invest, from time to time, in our other target assets, including non-Agency RMBS, CMBS and ABS. In addition to our target assets, the MBS Fund also invests in debt issued by the U.S. Department of the Treasury or a U.S. government agency and in corporate debt. In contrast to the MBS Fund, we expect our focus to be on non-Agency RMBS and we do not expect to invest in U.S. Treasuries, agencies or corporate debt in any material amounts.

        The MBS Fund produced positive gross returns for each of the past four calendar years and annualized returns of 0.68%, 2.92% and 2.71% respectively on a one year basis, three year basis, and since December 1, 2004 (as of June 30, 2009). The fiscal year for the MBS Fund ends December 31.

The returns of the MBS Fund are detailed in the table below. The MBS Fund does not charge investment advisory fees. Gross performance is derived by adding the published expense ratio to the net performance of the MBS Fund. Net performance is calculated using the MBS Fund's net asset value, which takes into account the MBS Fund's total expense ratio. Actual fees will vary by account, depending on investment mandate, services provided to the client and other factors.

MBS Fund
Trailing Period Returns

Through 6/30/2009	Q209	YTD	1 Year	3 Year	Since Inception (12/2/2004)
MBS Fund (gross)	4.60%	6.04%	0.68%	2.92%	2.71%
MBS Fund (net)	4.58%	6.02%	0.65%	2.89%	2.68%

Calendar Yearly Returns	2008	2007	2006	2005
MBS Fund (gross)	-6.81%	4.41%	5.61%	2.93%
MBS Fund (net)	-6.83%	4.39%	5.57%	2.92%

        The Structured Securities Fund.    The Structured Securities Fund is a private investment vehicle organized as a Delaware limited liability company. Our Manager has managed the Structured Securities Fund since its inception on July 27, 2007. At June 30, 2009, the Structured Securities Fund had total assets of approximately $232 million. The Structured Securities Fund invests almost exclusively in non-Agency RMBS. At June 30, 2009, approximately 88% of the Structured Securities Fund was comprised of non-Agency RMBS. The Structured Securities Fund also invests from time to time in ABS and CMBS. The investment guidelines for the Structured Securities Fund permit investments in Agency RMBS, but at June 30, 2009, the Structure Securities Fund had no investments in Agency RMBS.

        The Structured Securities Fund produced gross annualized returns of -16.64% and -13.75% respectively on a one year basis and since inception on July 27, 2007 (as of June 30, 2009). The fiscal year for the Structured Securities Fund ends December 31. The returns of the Structured Securities Fund are detailed in the table below. The Structured Securities Fund does not charge investment advisory fees. Gross performance is derived by adding the published expense ratio to the net performance of the Structured Securities Fund. Net performance is calculated using the Structured Securities Fund's net asset value, which takes into account the Structured Securities Fund's total expense ratio. Actual fees will vary by account, depending on investment mandate, services provided to the client and other factors.

Structured Securities Fund
Trailing Period Returns

Through 6/30/2009	Q209	YTD	1 Year	Since Inception (7/27/2007)
Structured Securities Fund (gross)	9.39%	3.54%	-16.64%	-13.75%
Structured Securities Fund (net)	9.37%	3.51%	-16.69%	-13.81%

Calendar Yearly Returns	2008
Structured Securities Fund (gross)	-23.22%
Structured Securities Fund (net)	-23.27%

        The Smash Fund.    The Smash Fund is an open end mutual fund registered under the 1940 Act. Our Manager has managed the Smash Fund since the Smash Fund's inception on January 1, 2007. At June 30, 2009, the Smash Fund had total assets of approximately $90.7 million. Under normal market conditions, the Smash Fund invests primarily in a combination of U.S. dollar denominated and non-U.S. dollar denominated investment grade debt obligations of both U.S. and non-U.S. issuers (including emerging market issuers) and in derivatives and other instruments relating to such investments. The Smash Fund invests a substantial portion of its assets in mortgage-related securities, U.S. government securities and money market instruments. The Smash Fund invests in both non-Agency RMBS and Agency RMBS as well as in ABS. At June 30, 2009, the Smash Fund had allocations to our target assets as follows: approximately 34% in non-Agency RMBS, approximately 56% in Agency RMBS, approximately 3% in ABS and approximately 4% in CMBS.

        The Smash Fund produced returns of gross annualized returns of 0.86% and 1.63% respectively on a one year basis and since inception on January 1, 2007 (as of June 30, 2009). The fiscal year for the Smash Fund ends October 31. The returns of the Smash Fund are detailed in the table below. The Smash Fund does not charge advisory fees, and shareholders of the Smash Fund are participants in separately managed account programs who pay fees to program sponsors for the costs and expenses of the programs. As a result, there is no distinction between gross and net returns for the Smash Fund.

Smash Fund
Trailing Period Returns

Through 6/30/2009	Q209	YTD	1 Year	Since Inception (1/1/07)
Smash Fund (gross)	2.89%	10.48%	0.86%	1.63%
Smash Fund (net)	2.89%	10.48%	0.86%	1.63%

Calendar Yearly Returns	2008	2007
Smash Fund (gross)	-10.26%	5.02%
Smash Fund (net)	-10.26%	5.02%

        The LMP Government Fund.    The LMP Government Fund is an open end mutual fund registered under the 1940 Act. Though the LMP Government Fund began on March 20, 1984, our Manager has managed the LMP Government Fund since January 1, 2006. At June 30, 2009, the LMP Government Fund had total assets of approximately $629 million. Under normal circumstances, the LMP Government Fund invests at least 80% of the value of its assets in debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and related investments, including Agency RMBS. The LMP Government Fund may also invest portions of its assets in non-Agency RMBS, CMBS and ABS. At June 30, 2009, the LMP Government Fund had investments in Agency RMBS, non-Agency RMBS, CMBS and ABS representing approximately 86%, 10%, 0.3% and 1% of the LMP Government Fund, respectively. The LMP Government Fund also invests in direct obligations of the U.S. Department of the Treasury or other U.S. government agencies. We do not expect to include similar obligations in our investments.

        The LMP Government Fund produced positive gross returns for each of the past six calendar years and annualized returns of 5.13% and 5.55%, respectively, on a one year basis and three year basis (as of June 30, 2009). The fiscal year for the LMP Government Fund ends December 31. The returns of the LMP Government Fund are detailed in the table below. The gross performance results are presented before investment advisory fees. Gross performance is derived by adding the published expense ratio to the net performance of the LMP Government Fund. Net performance is calculated using the LMP Government Fund's unit net asset value, which takes into account the fund's total expense ratio less any distribution fees, which may vary by share class.

LMP Government Fund
Trailing Period Returns

Through 6/30/2009	Q209	YTD	1 Year	3 Year
LMP Government Fund (gross)	1.55%	3.76%	5.13%	5.55%
LMP Government Fund (net)	1.34%	3.35%	4.29%	4.64%

Calendar Yearly Returns	2008	2007	2006
LMP Government Fund (gross)	1.96%	5.06%	5.01%
LMP Government Fund (net)	1.14%	4.10%	4.00%

        The LMP Variable Government Fund.    The LMP Variable Government Fund was an open end mutual fund registered under the 1940 Act. Though the LMP Variable Government Fund began on September 14, 1999, our Manager began managing the LMP Variable Government Fund on January 1, 2006. The LMP Variable Government Fund closed on May 1, 2008. The LMP Variable Government Fund invested at least 80% of the value of its assets in debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and related investments, including Agency RMBS. The LMP Variable Government Fund also invested portions of its assets in non-Agency RMBS, CMBS and ABS. In April 2008, prior to the fund's closing, the LMP Variable Government Fund had total assets of approximately $103 million and had investments in Agency RMBS, non-Agency RMBS, CMBS and ABS representing approximately 93%, 1.8%, 1.4% and 0.9% of the LMP Variable Government Fund, respectively.

        The LMP Variable Government Fund produced positive gross returns for the calendar years of 2006 and 2007 and returns of 0.53% and 4.10%, respectively, on a one year basis and two year basis from its closing date on May 1, 2008. The fiscal year for the LMP Variable Government Fund ends October 31. The returns of the LMP Variable Government Fund are detailed in the table below. Gross performance was derived by adding the published expense ratio to the net performance of the LMP Variable Government Fund. Net performance was calculated using the LMP Variable Government Fund's unit net asset value, which took into account the fund's total expense ratio less any distribution fees, which may have varied by share class.

LMP Variable Government Fund
Trailing Period Returns

Through 4/30/2008	Q208 (partial)	YTD	1 Year	2 Year
LMP Variable Government Fund (gross)	1.11%	-0.73%	0.53%	4.10%
LMP Variable Government Fund (net)	1.05%	-0.94%	-0.15%	3.40%

Calendar Yearly Returns	2008 (partial)	2007	2006
LMP Variable Government Fund (gross)	-0.73%	3.25%	4.81%
LMP Variable Government Fund (net)	-0.94%	2.54%	4.10%

        Although the investment objectives and strategy of each of the MBS Fund, the Structured Securities Fund, the Smash Fund, the LMP Government Fund and the LMP Variable Government Fund may be considered similar to our investment objectives and strategy because of each fund primarily investing in our target assets, there are significant differences in the use of leverage. While we anticipate using significant financing for our assets as our Manager deems appropriate and consistent with our investment objectives and strategy, none of the MBS Fund, the Structured Securities Fund, the Smash Fund or the LMP Government Fund borrow, other than on a temporary basis for settlement or other similar purposes, or otherwise employ formal leverage. Through their use of mortgage forward contracts, or TBAs, and certain other derivative contracts, the MBS Fund, the Structured Securities Fund, the Smash Fund and the LMP Government Fund may be viewed as using a form of economic leverage, but these effects are offset in part or in whole by requirements of each portfolio to set aside cash and cash equivalent holdings in the investment vehicle. Similar to the other funds, the LMP Variable Government Fund used TBAs but did not borrow or otherwise employ formal leverage.

        We expect under current market conditions to deploy approximately two to six times leverage on our non-Agency RMBS and approximately five times leverage on our CMBS through private funding sources and through U.S. Government programs, such as the TALF and the PPIP, and to deploy up to six to eight times leverage on our Agency RMBS assets using private funding sources. The amount of leverage that we will deploy for particular investments in our target assets will depend upon our Manager's assessment of a variety of factors, which may include: the anticipated liquidity and price volatility of the assets in our investment portfolio; the potential for losses and extension risk in our investment portfolio; the gap between the duration of our assets and liabilities, including any hedges; the availability and cost of financing the assets; our Manager's opinion of the creditworthiness of our financing counterparties; the health of the U.S. economy and the residential and commercial mortgage-related markets; our Manager's outlook for the level, slope, and volatility of interest rates; the collateral underlying our non-Agency RMBS, CMBS, ABS and Agency RMBS; and our Manager's outlook for asset spreads relative to the LIBOR curve. For additional information regarding our financing strategy, see "Business—Our Financing Strategy." As a result of this use of leverage as well as the differences in our overall investment strategy versus the strategies for the MBS Fund, the Structured Securities Fund, the Smash Fund, the LMP Government Fund and the LMP Variable Government Fund, our results and performance may vary significantly from the results and performance of these portfolios.

        We have also provided supplemental prior performance data for the MBS Fund, the Structured Securities Fund, the Smash Fund, the LMP Government Fund and the LMP Variable Government Fund in Appendix I to this prospectus. The supplemental data includes the following prior performance tables: Table I (Experience in Raising and Investing Funds), Table II (Compensation to our Manager), and Table III (Operating Results) with respect to the MBS Fund, the Structured Securities Fund, the Smash Fund, the LMP Government Fund and the LMP Variable Government Fund, and Table IV (Results of Completed Programs) with respect to the LMP Variable Government Fund.

APPENDIX I

        The information in this Appendix I shows summary information concerning five investment vehicles managed by our Manager: the MBS Fund, the Structured Securities Fund, the Smash Fund, the LMP Government Fund and the LMP Variable Government Fund. The Prior Performance Tables set forth information for each portfolio as of the dates indicated regarding (i) experience in raising and investing funds (Table I); (ii) compensation to our Manager (Table II); and (iii) operating results (Table III). We have also included results of completed programs (Table IV) for the LMP Variable Government Fund. For additional discussion on the prior performance of the MBS Fund, the Structured Securities Fund, the Smash Fund, the LMP Government Fund and the LMP Variable Government Fund please see "Our Manager—Historical Performance of Our Manager's Investments in Our Target Assets."

MBS Fund

        The MBS Fund is a commingled investment vehicle offered privately on a continuous basis to investment management clients of our Manager. Table I below provides a summary of the experience of our Manager in raising and investing funds in the MBS Fund for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004. The MBS Fund began on December 2, 2004, so the disclosure for the year ended December 31, 2004 is solely for that partial period.

Table I

	As of and for the years ending December 31,
	2004 (partial)	2005	2006	2007	2008
	(dollars in thousands)
Date fund commenced
MBS Fund	December 2, 2004
Dollar amount raised(1)	$50,383	$7,136,623	$2,239,500	$3,255,099	($6,198,952)
Less offering expenses(2)
Selling commissions and discounts retained by affiliates	—	—	—	—	—
Organizational expenses	23
Other	—	—	—	—	—
Reserves	—	—	—	—	—
Percent available for investments(2)	100%	100%	100%	100%	100%
Acquisition costs(3)	—	—	—	—	—
Percent leverage(4)	0	0	0	0	0

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
No commissions or other offering expenses are attributable to the fund.

(3)
There are no acquisition costs attributable to the securities and other instruments purchased on behalf of the fund. Any fees or dealer mark-ups are embedded in the price of the purchased asset and are not able to be segregated from the price paid for the asset.

(4)
Amount represents debt as a percentage of net assets.

        Table II below summarizes the amount and type of compensation paid to our Manager for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004, in connection with the ongoing operations of the MBS Fund. The MBS Fund began on December 2, 2004, so the disclosure for the year ended December 31, 2004 is solely for that partial period. Our Manager does not receive any direct compensation for management of the MBS Fund. The management fees paid by each investor are made pursuant to a separate investment management agreement signed with our Manager and are based on the investor's overall investment account with our Manager rather than the specific allocation of such investor's account among the funds managed by our Manager. The MBS Fund typically makes up only a portion of an investor's investment account with our Manager.

Table II

	As of and for the years ending December 31,
	2004 (partial)	2005	2006	2007	2008
	(dollars in thousands)
Date fund commenced
MBS Fund	December 2, 2004
Dollar amount raised(1)	$50,383	$7,136,623	$2,239,500	$3,255,099	($6,198,952)
Amount paid to sponsor from proceeds of offering	—	—	—	—	—
Realized net investment income before deducting payments to sponsor	114	46,712	555,406	627,004	616,837
Amount paid to sponsor from operations:	—	—	—	—	—
Management fees(2)	—	—	—	—	—
Reimbursements	—	—	—	—	—

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
Our Manager's fee is not charged to the fund, but is paid directly by the participants pursuant to a separately negotiated investment management agreement.

        Table III below summarizes the operating results of the MBS Fund, presented on a GAAP basis, for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004. The MBS Fund began on December 2, 2004, so the disclosure for the year ended December 31, 2004 is solely for that partial period.

Table III

	As of and for the years ending December 31,
	2004 (partial)	2005	2006	2007	2008
	(dollars in thousands)
Investment income	$22	$130,840	$415,280	$620,073	$530,285
Expenses
Interest expense	—	—	—	—	—
Management fee expense	—	—	—	—	—
Other expenses	—	458	3,708	2,444	2,152

Total expenses	—	458	3,708	2,444	2,152
Other income (loss)
Net realized gain (loss) on investments	92	(83,670)	143,834	9,375	88,704
Net unrealized gain (loss) on investments	78	41,081	(87,687)	(89,716)	(1,438,788)

Total other income (loss)	$170	$(42,589)	$56,147	$(80,341)	$(1,350,084)

Net income (loss)	192	87,793	467,719	537,288	(821,951)

Cash generated from (used in)
Operating activities	(41,984)	(7,134,963)	(2,252,807)	(3,282,633)	6,111,768
Subscriptions	42,383	7,319,556	2,880,892	5,914,670	479,763
Financing	—	225	715	—	569

Total cash generated (used)	399	184,818	628,800	2,632,037	6,592,100
Less: cash distributions to investors
Redemptions	—	(185,217)	(628,800)	(2,625,096)	(6,598,101)
Special items	—	—	—	—	—

Cash generated (deficiency) after redemptions and special items	399	(399)	—	6,941	(6,001)

 Structured Securities Fund

        The Structured Securities Fund is a commingled investment vehicle offered privately on a continuous basis to investment management clients of our Manager. Table I below provides a summary of the experience of our Manager in raising and investing funds in the Structured Securities Fund for the fiscal years ended December 31, 2008 and 2007. The Structured Securities Fund began on July 27, 2007, so the disclosure for the year ended December 31, 2007 is solely for that partial period.

Table I

	As of and for the years ending December 31,
	2007 (partial)	2008
	(dollars in thousands)
Date fund commenced
Structured Securities Fund	July 27, 2007
Dollar amount raised(1)	$176,345	$123,678
Less offering expenses(2)
Selling commissions and discounts retained by affiliates	—	—
Organizational expenses	32	—
Other	—	—
Reserves	—	—
Percent available for investments(2)	100%	100%
Acquisition costs(3)	—	—
Percent leverage(4)	0	0

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
No commissions or other offering expenses are attributable to the fund.

(3)
There are no acquisition costs attributable to the securities and other instruments purchased on behalf of the fund. Any fees or dealer mark-ups are embedded in the price of the purchased asset and are not able to be segregated from the price paid for the asset.

(4)
Amount represents debt as a percentage of net assets.

        Table II below summarizes the amount and type of compensation paid to our Manager for the fiscal years ended December 31, 2008 and 2007, in connection with the ongoing operations of the Structured Securities Fund. The Structured Securities Fund began on July 27, 2007, so the disclosure for the year ended December 31, 2007 is solely for that partial period. Our Manager does not receive any direct compensation for management of the Structured Securities Fund. The management fees paid by each investor are made pursuant to a separate investment management agreement signed with our Manager and are based on the investor's overall investment account with our Manager rather than the specific allocation of such investor's account among the funds managed by our Manager. The Structured Securities Fund typically only makes up a portion of an investor's investment account.

Table II

	As of and for the years ending December 31,
	2007 (partial)	2008
	(dollars in thousands)
Date fund commenced
Structured Securities Fund	July 27, 2007
Dollar amount raised(1)	$176,345	$123,678
Amount paid to sponsor from proceeds of offering	—	—
Realized net investment income before deducting payments to sponsor	3,890	18,507
Amount paid to sponsor from operations:
Management fees(2)	—	—
Reimbursements	—	—

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
Our Manager's fee is not charged to the Structured Securities Fund, but is paid directly by the participants pursuant to a separately negotiated investment management agreement.

        Table III below summarizes the operating results of the Structured Securities Fund, presented on a GAAP basis, for the fiscal years ended December 31, 2008 and 2007. The Structured Securities Fund began on July 27, 2007, so the disclosure for the year ended December 31, 2007 is solely for that partial period.

Table III

	As of and for the years ending December 31,
	2007 (partial)	2008
	(dollars in thousands)
Investment income	$4,386	$21,651
Expenses
Interest expense	—	—
Management fee expense	—	—
Other expenses	99	170

Total expenses	99	170
Other income (loss)
Net realized gain (loss) on investments	(397)	(2,975)
Net unrealized gain (loss) on investments	(13,535)	(80,969)

Total other income (loss)	(13,932)	(83,944)

Net income (loss)	$(9,645)	$(62,463)

Cash generated from (used in)
Operating activities	$(176,323)	$(124,219)
Subscriptions	176,345	130,178
Financing	—	519

Total cash generated (used)	22	6,478
Less: cash distributions to investors
Redemptions	—	(6,500)
Special items	—	—

Cash generated (deficiency) after redemptions and special items	$22	$(22)

 Smash Fund

        The Smash Fund is an open end mutual fund. Table I below provides a summary of the experience of our Manager or its affiliates in raising and investing funds in the Smash Fund for the fiscal years ended October 31, 2008 and 2007. Our Manager began managing the Smash Fund since the fund's inception on January 1, 2007.

Table I

	As of and for the years ending October 31,
	2007	2008
	(dollars in thousands)
Date fund commenced
Smash Fund	January 1, 2007
Dollar amount raised(1)	$43,057	$76,070
Less offering expenses(2)
Selling commissions and discounts retained by affiliates	—	—
Organizational expenses(3)	63	—
Other	—	—
Reserves	—	—
Percent available for investments(2)	100%	100%
Acquisition costs(4)	—	—
Percent leverage(5)	0	0

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
No commissions or other offering expenses are attributable to the fund.

(3)
Organizational expenses were borne by Legg Mason.

(4)
There are no acquisition costs attributable to the securities and other instruments purchased on behalf of the fund. Any fees or dealer mark-ups are embedded in the price of the purchased asset and are not able to be segregated from the price paid for the asset.

(5)
Amount represents debt as a percentage of net assets.

        Table II below summarizes the amount and type of compensation paid to our Manager for the fiscal years ended October 31, 2008 and 2007, in connection with the ongoing operations of the Smash Fund. The Smash Fund does not charge a management fee. Shareholders of the Smash Fund are participants in separately managed account programs and pay fees to program sponsors for the costs and expenses of the programs, including fees for investment advice and portfolio execution. Our Manager may receive fees directly from a program sponsor when the program participant elects to participate in an investment strategy managed by our Manager.

Table II

	As of and for the years ending October 31,
	2007	2008
	(dollars in thousands)
Date fund commenced
Smash Fund	January 1, 2007
Dollar amount raised(1)	$43,057	$76,070
Amount paid to sponsor from proceeds of offering	—	—
Realized net investment income before deducting payments to sponsor	1,060	4,931
Amount paid to sponsor from operations:	—	—
Management fees(2)	—	—
Reimbursements	(117)	(151)

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
The Smash Fund does not charge a management fee.

        Table III below summarizes the operating results of the Smash Fund, presented on a GAAP basis, for the fiscal years ended October 31, 2008 and 2007.

Table III

	As of and for the years ending October 31,
	2007	2008
	(dollars in thousands)
Investment income	$443	$5,456
Expenses
Interest expense	—	—
Management fee expense	—	—
Other expenses	117	151
Expense reimbursements	(117)	(151)

Total expenses	—	—
Other income (loss)
Net realized gain (loss) on investments	617	(525)
Net unrealized gain (loss) on investments	66	(10,850)

Total other income (loss)	$683	$(11,375)

Net income (loss)	1,126	(5,919)

Cash generated from (used in)
Operating activities	—	—
Subscriptions	43,945	109,310

Financing	—	—

Total cash generated (used)	43,945	109,310
Less: cash distributions to investors
Redemptions	(888)	(33,240)
Distributions to shareholders	(349)	(5,437)
Special Items	—	—

Cash generated (deficiency) after redemptions, distributions to shareholders and special items	42,708	70,633

 LMP Government Fund

        The LMP Government Fund is an open end mutual fund. Table I below provides a summary of the experience of our Manager or its affiliates in raising and investing funds in the LMP Government Fund for the fiscal years ended December 31, 2008, 2007 and 2006.

Table I

	As of and for the years ending December 31,
	2006	2007	2008
	(dollars in thousands)
Date fund commenced
LMP Government Fund	March 20, 1984 *
Dollar amount raised(1)	$(56,162)	$92,353	$3,772
Less offering expenses(2)
Selling commissions and discounts retained by affiliates	2	7	49
Organizational expenses	—	—	—
Other	—	—	—
Reserves	—	—	—
Percent available for investments(2)	100%	100%	100%
Acquisition costs(3)	—	—	—
Percent leverage(4)	0	0	0

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
No commissions or other offering expenses are attributable to the fund. Our Manager has managed the fund since January 1, 2006, and there were no offering expenses associated with the transition of the fund to our Manager.

(3)
There are no acquisition costs attributable to the securities and other instruments purchased on behalf of the fund. Any fees or dealer mark-ups are embedded in the price of the purchased asset and are not able to be segregated from the price paid for the asset.

(4)
Amount represents debt as a percentage of net assets.

*
Our Manager began managing the fund on January 1, 2006.

        Table II below summarizes the amount and type of compensation paid to our Manager or its affiliates for the fiscal years ended December 31, 2008, 2007 and 2006, in connection with the ongoing operations of the LMP Government Fund.

Table II

	As of and for the years ending December 31,
	2006		2007	2008
	(dollars in thousands)
Date fund commenced
LMP Government Fund	March 20, 1984	*
Dollar amount raised(1)	$(56,162)		$92,353	$3,772
Amount paid to sponsor from proceeds of offering	—		—	—
Realized net investment income before deducting payments to sponsor	20,591		37,972	37,202
Amount paid to sponsor from operations:	—		—	—
Management fees	3,218		2,908	2,233
Reimbursements	—		—	—

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

*
Our Manager began managing the fund on January 1, 2006.

        Table III below summarizes the operating results of the LMP Government Fund, presented on a GAAP basis, for the fiscal years ended December 31, 2008, 2007 and 2006. Our Manager began managing the LMP Government Fund on January 1, 2006.

Table III

	As of and for the years ending December 31,
	2006	2007	2008
	(dollars in thousands)
Investment income	$30,540	$44,941	$32,320
Expenses
Interest expense	—	—	—
Management fee expense	3,249	4,395	3,445
Management fee waiver	(31)	(1,487)	(1,212)
Fees paid indirectly	—	(1)	—
Other expenses	2,567	3,877	3,549

Total expenses	5,785	6,784	5,782
Other income (loss)
Net realized gain (loss) on investments	(7,382)	(3,093)	8,431
Net unrealized gain (loss) on investments	4,939	(6,715)	(28,253)

Total other income (loss)	$(2,443)	$(9,808)	$(19,822)

Net income (loss)	22,312	28,349	6,716

Cash generated from (used in)
Operating activities	22,312	28,349	6,716
Subscriptions	62,902	119,295	127,677
Reinvestment of distributions	24,093	30,595	23,867
Net assets of shares issued in connection with merger	—	389,475	38,794
Financing	—	—	—

Total cash generated (used)	109,307	567,714	197,054
Less: cash distributions to shareholders
Redemptions	(143,157)	(447,012)	(186,566)
Distributions to shareholders	(27,353)	(38,623)	(26,979)
Return of capital	—	—	—
Special items	—	—	—

Cash generated (deficiency) after redemptions, distributions to shareholders, return of capital and special items	(61,203)	82,079	(16,491)

 LMP Variable Government Fund

        The LMP Variable Government Fund was an open end mutual fund that closed on May 1, 2008. Table I below provides a summary of the experience of our Manager or its affiliates in raising and investing funds in the LMP Variable Government Fund for the fiscal years ended October 31, 2006 and October 31, 2007 and for the partial fiscal year 2008 through the LMP Variable Government Fund's closing on May 1, 2008. The disclosure for the fiscal year ended October 31, 2006 represents a partial year beginning from January 1, 2006 when our Manager began managing the LMP Variable Government Fund.

Table I

	As of and for the period 1/1/2006 through 10/31/2006*	As of and for the year ended 10/31/2007	As of and for the period 11/1/2007 through 4/30/2008**
(dollars in thousands)
Date fund commenced
LMP Variable Government Fund	September 14, 1999
Dollar amount raised(1)	$(11,329)	$(14,283)	$(111,453)
Less offering expenses(2)
Selling commissions and discounts retained by affiliates	—	—	—
Organizational expenses	—	—	—
Other	—	—	—
Reserves	—	—	—
Percent available for investments(2)	100%	100%	100%
Acquisition costs(3)	—	—	—
Percent leverage(4)	0	0	0

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

(2)
No commissions or other offering expenses are attributable to the fund. Our Manager managed the fund from December 2006 until its redemption in April 2008 and there were no offering expenses associated with the transition of the fund to our Manager.

(3)
There are no acquisition costs attributable to the securities and other instruments purchased on behalf of the fund. Any fees or dealer mark-ups are embedded in the price of the purchased asset and are not able to be segregated from the price paid for the asset.

(4)
Amount represents debt as a percentage of net assets.

*
Our Manager began managing the fund on January 1, 2006.

**
The fund closed on May 1, 2008.

        Table II below summarizes the amount and type of compensation paid to our Manager or its affiliates in connection with the management of the LMP Variable Government Fund for the fiscal years ended October 31, 2006 and October 31, 2007 and for the partial fiscal year 2008 through the LMP Variable Government Fund's closing on May 1, 2008. The disclosure for the fiscal year ended October 31, 2006 represents a partial year beginning from January 1, 2006 when our Manager began managing the LMP Variable Government Fund.

Table II

	As of and for the period 1/1/2006 through 10/31/2006*	As of and for the year ended 10/31/2007	As of and for the period 11/1/2007 through 4/30/2008**
	(dollars in thousands)
Date fund commenced
LMP Variable Government Fund	September 14, 1999
Dollar amount raised(1)	$(11,329)	$(14,283)	$(111,453)
Amount paid to sponsor from proceeds of offering	—	—	—
Realized net investment income before deducting payments to sponsor	4,460	4,671	(2,565)
Amount paid to sponsor from operations:	—	—	—
Management fees	576	664	293
Reimbursements	(4)	(3)	(73)

(1)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

*
Our Manager began managing the Fund on January 1, 2006.

**
The fund closed on May 1, 2008.

        Table III below summarizes the operating results of the LMP Variable Government Fund for the fiscal years ended October 31, 2006 and October 31, 2007 and for the partial fiscal year 2008 through the LMP Variable Government Fund's closing on May 1, 2008. The disclosure for the fiscal year ended October 31, 2006 represents a partial year beginning from January 1, 2006 when our Manager began managing the LMP Variable Government Fund.

Table III

	As of and for the period 1/1/2006 through 10/31/2006*	As of and for the year ended 10/31/2007	As of and for the period 11/1/2007 through 4/30/2008**
	(dollars in thousands)
Investment income	$5,172	$6,513	$2,714
Expenses
Interest expense	—	—	—
Management fee expense	572	661	220
Other expenses	158	128	155

Total expenses	730	789	375
Other income (loss)
Net realized gain (loss) on investments	(1,899)	(947)	(6,073)
Net unrealized gain (loss) on investments	1,345	(767)	949

Total other income (loss)	$(554)	$(1,714)	$(5,124)

Net income (loss)	3,888	4,010	(2,785)

	—	—	—

Cash generated from (used in)
Operating activities	3,888	4,010	(2,785)
Subscriptions	5,939	6,536	2,533
Reinvestment of distributions	—	5,000	6,000

Total cash generated (used)	9,827	15,546	5,748
Less: cash distributions to shareholders
Redemptions	(17,268)	(20,819)	(113,986)
Distributions to shareholders	—	(5,000)	(6,000)

Cash generated (deficiency) after redemptions and distributions to shareholders	(7,441)	(10,273)	(114,238)

*
Our Manager began managing the fund on January 1, 2006.

**
The fund closed on May 1, 2008.

        Table IV below summarizes certain information with regard to the completion and closing of the LMP Variable Government Fund. Disclosure is presented for the fiscal years ended October 31, 2006 and October 31, 2007 and for the partial fiscal year 2008 through the LMP Variable Government Fund's closing on May 1, 2008. The disclosure for the fiscal year ended October 31, 2006 represents a partial year beginning from January 1, 2006 when our Manager began managing the LMP Variable Government Fund.

Table IV

	As of and for the period 1/1/2006 through 10/31/2006*	As of and for the year ended 10/31/2007	As of and for the period 11/1/2007 through 4/30/2008**
	(dollars in thousands)
Date of closing of offering	May 1, 2008
Date of first sale of property(1)	January 1, 2006
Date of final sale of property(1)	May 1, 2008
Dollar amount raised(2)	(11,329)	(14,283)	(111,453)
Tax and distribution data per $1,000 investment through
federal income tax results:
Ordinary income (loss):
From operations	4,442	5,724	2,339
Capital gain (loss)	(1,899)	(947)	(6,073)
Cash distribution to investors source (on GAAP basis)
Investment income	—	5,000	6,000
Receivable on net purchase money financing	—	—	—

(1)
The fund did not purchase any properties, but instead invested in real estate related securities and loans. Our Manager began managing the fund on January 1, 2006, so our Manager's first purchases of securities on behalf of the fund was immediately following that date. Similarly, the fund closed and redeemed all remaining investors on May 1, 2008, so the final sale of securities was immediately prior to that date.

(2)
Dollar amount raised equals subscriptions by investors to the fund less redemptions by investors from the fund.

*
Our Manager began managing the fund on January 1, 2006.

**
The fund closed on May 1, 2008.

QuickLinks

MBS Fund Trailing Period Returns
Structured Securities Fund Trailing Period Returns
Smash Fund Trailing Period Returns
LMP Government Fund Trailing Period Returns
LMP Variable Government Fund Trailing Period Returns
APPENDIX I
MBS Fund
Structured Securities Fund
Smash Fund
LMP Government Fund
LMP Variable Government Fund